

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2011

<u>Via Email</u>
Ross Giles
Chief Executive Officer
Z3 Enterprises, Inc.
7322 S. Rainbow Blvd.
Suite 194
Las Vegas, NV 89139

> **Re: Z3 Enterprises, Inc.**
> **Current Report on Form 8-K, as amended**
> **Filed January 27, 2011**
> **File No. 000-53443**

Dear Mr. Giles:

We have considered your Form 8-K filed on January 27, 2011 and amended on March 8 and June 30, 2011 and correspondence filed on February 28, June 30, and August 22, 2011. Nevertheless, we continue to believe that you are a shell company as defined in Rule 12b-2 of the Securities Exchange Act. In this regard, we do not believe you currently have more than nominal operations or assets. We also note the absence of current information about your business because you have not filed your Form 10-K for the fiscal year ended December 31, 2010 and Form 10-Qs for the quarterly periods ended March 31, 2011 and June 30, 2011.

Please note, consistent with our obligations under the federal securities laws, we will decide on how to resolve material outstanding issues and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly through the agency's EDGAR system all correspondence including this letter relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Christy Adams, Senior Staff Accountant, at 202-551-3363 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310; Celeste M. Murphy, Legal Branch Chief, at 202-551-3257; or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director

cc: <u>Via Email</u>
       Ryan Nail, Esq.
       The Crone Law Group